United States securities and exchange commission logo





                               December 2, 2022

       Scott Wolf
       Chief Executive Officer
       Digital Health Acquisition Corp.
       980 N Federal Hwy #304
       Boca Raton, FL 33432

                                                        Re: Digital Health
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed November 4,
2022
                                                            File No. 333-268184

       Dear Scott Wolf:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed November 4, 2022

       Cover Page

   1. In equally prominent disclosure to the no redemption scenario, please revise the cover page to provide
percentages of ownership assuming maximum redemption by the DHAC
                                                        Public Shareholders, or
at the maximum redemption level the Business Combination can go forward, whichever
is higher.
   2. Revise the cover page to clarify, if true, that the Nasdaq listing requirement is a condition of the Business
Combination and that you will not go forward with the Business
                                                        Combination unless
Nasdaq approves the listing.
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
Comapany2,
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             2022        Health Acquisition Corp.
December
Page  2   2, 2022 Page 2
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Notice of Special Meeting, page i

3.       Revise the Letter to Shareholders, Q&A and Summary to prominently disclose that
         Proposal 9, the    ELOC    proposal involves a $100 million equity
line of credit PIPE
         financing to be entered on the closing of the Business Combination with the primary PIPE financing investor. Revise the cover page to separately mention the intention to enter into this financing arrangement.
Market and Industry Data, page 1

4. We note your statements that you have not independently verified data obtained from third-party sources and that your own research has not been verified by any independent source. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.
Q: Did the Company's Board of Directors obtain a third-party fairness opinion . .. ., page 16

5. Revise this Q&A to address the fact that the fairness opinion was provided prior to the amended business combination agreement and before the projections were adjusted downward.
Questions and Answers about the Business Combination, page 16

6. Revise the Q&A and Summary to disclose the business of the two parties to the Business
         Combination. Refer to Item 3(b) of Form S-4.
Q: What interests do our Initial Stockholders (which includes our Sponsor and our certain of our current officers and directors) . . ., page 25

7. We note your disclosure that Mr. Lawrence Sands is a consultant to the Company. We note from the footnote on page 249 that he is the manager of your sponsor and deemed to be the beneficial owner of the Sponsor shares. Revise the bullet point on page 53 to clarify the financial interest you address. Disclose any conflicts of interest Mr. Sands may have, or may be deemed to have, apart from his position as beneficial owner. Please also clarify the nature of his consultation services to DHAC and to the extent that there is a material agreement for his services, the terms of any such agreement. Finally, clarify whether you are addressing Mr. Sands' interests, as you address the Sponsor's interests in the latter portion of the bullet point, and then discuss losing "his entire investment." To the extent Mr. Sands has funds at risk, please clarify.
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
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Page  3   2, 2022 Page 3
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Because the post-combination company will be a publicly traded company by virtue of a merger as opposed to an underwritten . . ., page 81

8. We note your disclosure on page 81 concerning the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. Please revise your disclosure to describe the risks associated when due diligence is conducted by the management of the acquirer instead of an underwriter, including that such an underwriter would be subject to liability for any material misstatements or omissions in a registration statement.
The Sponsor, which owns Private Units and founders shares, and the other Initial Stockholders which own founders shares, will not . . ., page 81

9. We note that the Sponsor and other Initial Shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange
         for this agreement.
Risk Factors
DHAC's shareholders will experience dilution due to the issuance of securities in the Business
Combination..., page 85

10. Please expand your discussion of dilution to address how you determined the assumed
         VSee Per Share Consideration of 0.40 and an assumed iDoc Per Share Consideration of
         994.38 and what those amounts represent.
The Business Combination Agreement, page 102

11. Revise this disclosure to summarize the material terms of the business combination agreement and the associated agreements listed in this section, including disclosure of all conditions of the agreement and the ability of each party to waive particular conditions.
Background of the Business Combination, page 110

12. Please provide us with copies of the materials that your financial advisor prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board, that were material to the board's decision to approve the merger agreement and the transactions contemplated thereby.
13. We note your disclosure that Mr. Lawrence reached out to VSee and iDoc and then introduced them to DHAC's management in "mid-November 2021." Please revise to disclose the dates on which these events occurred. We also note your statement that "[Mr.
         Sands] thought that the combination of VSee and iDoc with that of DHAC would be favorably accepted." Please describe any communications between Mr. Sands and
         DHAC's Board and/or management to that effect, or otherwise describe the basis for that belief.
 Scott Wolf
Digital Health Acquisition Corp.
December 2, 2022
Page 4
14. We note that DHAC "initiated contact with . . . more than four potential acquisition targets" and "conducted additional due diligence with respect to at least two (2) other potential targets." Please provide further detail on how you initially identified these potential acquisition targets and how you narrowed the selection to the two Potential
         Targets, VSee and iDoc.

         Additionally, revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of the proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

                identify who acted on behalf of each of the parties with respect to identified actions and negotiations;
                the exact number of potential acquisition targets with whom you engaged in due diligence, the dates and identify their industry;
                when and with whom you entered into letters of intent or confidentiality agreements;
                the material terms for any proposals, terms sheets, and subsequent proposals and counter offers;
                negotiation of the transaction documents and the parties involved in any discussions;
                potential valuations; and
                at what point each other strategic alternative was eliminated from consideration and why.

         Please also discuss the negotiations surrounding the extension of the time period for completing a business combination transaction. In particular, address how and why
         DHAC decided to pursue two parties for a business combination. Finally, clarify what occurred between the execution of the Original Business Combination Agreement on June
         15, 2022, to which all parties agreed, and June 22, 2022, that prompted the need for an amendment, and describe the negotiation of the amended agreement.
15. When revising the background section, revise to include expanded discussions related to the negotiation/marketing processes of obtaining additional bridge and PIPE financings for the combined company, including i) who selected the potential investors; ii) what relationships did the investors have to the SPAC, the sponsors, the targets and any affiliates, or the placement agent; iii) whether there were any valuations or other material information about the SPAC, the targets, or the transactions provided to potential investors that have not been disclosed publicly; and iv) how the terms of the
FirstName LastNameScott Wolf
       bridge and PIPE transactions were determined. In your discussion of the negotiation of
Comapany    NameDigital
       terms,               Health
               please include      Acquisition
                                without         Corp.
                                        limitation discussions regarding the
structure, size, timing
       and 2,
December    pricing
               2022 of  the4transactions.
                     Page
FirstName LastName
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
Comapany2,
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             2022        Health Acquisition Corp.
December
Page  5   2, 2022 Page 5
FirstName LastName
Digital Health Acquisition Corp.'s Board of Directors' Discussion of Valuation and Reasons for the Approval of the Business Combination, page 115

16. Please expand your discussion of each positive and negative factor in this section to disclose how the board considered each item when evaluating its recommendation for the
         Business Combination. Please also specify what risks the Board considered regarding
         DHAC's, VSee's, and iDoc's businesses rather than referencing the "Risk Factor" section.
17. We note your disclosure on page 53 that "In negotiating and in determining to recommend the Business Combination, the board of directors of DHAC took into account these
         [conflicts of] interests . . ." Please discuss here how the Board considered the conflicts of interest when recommending the Business Combination.
Certain Unaudited VSee and iDoc Prospective Financial Information, page 124

18. We note that in connection with its evaluation of the business combination, the DHAC
         Board considered certain non-public financial projections/forecasts prepared by
         VSee/iDoc's management for fiscal years 2022 and 2023 with respect to the revenues of
         VSee and iDoc on a combined basis. Tell us whether the Board received the projections or was aware of the projections on an individual company basis. In addition, revise to disclose, for each entity, the material assumptions and estimates underlying the forecasts, including the Combined Company's revenue growth rates, operating costs, product pricing, gross margins, etc. and the limitations of the forecasts. Your disclose should provide investors with sufficient information to evaluate the forecasted financial information and its reasonableness. Where you address the Board's reasons for the approval of the Business Combination on page 115, revise to clarify the Board's consideration of the revised projections after the financial advisor's opinion and what consideration the Board gave, if any, to obtaining a revised opinion. Proposal No. 3--The Bylaws Proposal, page 131

19.      You have provided a    summary of the key amendments effected by the
Proposed Bylaws.
         . . qualified in its entirety by reference to the full . . . bylaws. It appears, however, that there is one amendment, which has been summarized in two lines. To the extent there was only one amendment to the bylaws, please provide the entire amendment here and clarify the disclosure.
Material U.S. Federal Income Tax Considerations, page 158

20. Please file an opinion as to the material tax consequences of the Merger. Refer to Item
         601(b)(8) of Regulation S-K. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19. In addition, please revise this section to eliminate the inappropriate disclaimers such as references to this discussion as "for informational purposes only," or that it includes only
 Scott Wolf
Digital Health Acquisition Corp.
December 2, 2022
Page 6
         "certain" tax consequences. Investors are entitled to rely on your disclosure.
DHAC's Business
Legal Proceedings, page 160

21. We note your disclosure regarding the complaint that was filed on September 26,
         2022 against DHAC, VSee and iDoc. Please disclose the relief sought by the plaintiff.
         Refer to Item 103(a) of Regulation S-K and Item 14(c) of Form S-4. Information About VSee/iDoc, page 164

22. In this section you state "VSee Health, a vertically integrated company currently composed of VSee and iDoc, offers an equal strength of software engineering and ICU
         inpatient care." In the definition section you state    VSee Health
refers to DHAC,
         renamed as VSee Health, Inc., a Delaware corporation following the consummation of the
         Business Combination." As such, in this section you appear to be addressing the two entities to be acquired as if the business combination has already taken place. Form S-4 calls for distinct presentation of the business of the entities to be acquired. Refer to Item
         17(b)(1) of Form S-4. The current disclosure of the two entities in one section implies the companies are somehow related prior to the merger. Please revise to present their business backgrounds separately as provided by Form S-4.
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations of VSee and iDoc, page 177

23. We note that you present the results of operations comparison for Digital Health
       Acquisition Corporations pro forma combined after giving effect to the acquisitions of
       VSee and iDoc for the six months Ended June 30, 2022 compared to the six months ended
       June 30, 2021 and for the year ended December 31, 2021 compared to the year ended
       December 31, 2020. Please note that it is inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Please revise your MD&A as follows:
           Please provide Management's Discussion and Analysis in the form and content set forth in Item 303 of Regulation S-K for DHAC, Vsee and iDoc. See
Item 14(h) and
            Item 17(b)(5)of Form S-4; and
           You may supplement your discussion of the historical results of operations of each entity by providing and discussing the pro forma financial information included elsewhere in the filing.. You may present pro forma revenues and costs of sales for
FirstName LastNameScott
            2020. If you do Wolf
                            so, ensure such presentation is in accordance with
Article 11 of
Comapany Regulation
            NameDigital   Health
                        S-X       Acquisition
                            and that          Corp. disclose and discuss any
underlying pro
                                      you adequately
December 2, forma
              2022adjustments.
                    Page 6
FirstName LastName
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
Comapany2,
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             2022        Health Acquisition Corp.
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Critical Accounting Policies, page 180

24. Please provide separate critical accounting policies for VSee and iDoc. Ensure that these disclosures provide investors greater insight into the quality and variability of information regarding financial condition and operating performance. Include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimates have had or are reasonably likely to have on financial condition or results of operations. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of
         Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information
General, page 197

25. You disclose in the third paragraph on page 197 that the Business Combination will be accounted for as a reverse recapitalization of VSee and a forward acquisition of iDoc.
         No goodwill or other intangible assets will be recorded, and, for accounting purposes, the
         Business Combination will be treated as the equivalent of VSee and iDoc issuing shares for the net assets of DHAC, accompanied by a recapitalization. The net assets of DHAC will be recognized at carrying value. This disclosure appears inconsistent with the information presented in the fourth paragraph on 197 as well as the Business Combination pro forma adjustments reflected in the pro forma financial statements. Please advise or revise your disclosures accordingly
26. Expand your disclosures to include the ownership interests of the pro forma combined entity under both the no redemptions and maximum redemptions scenarios.
27. Please expand your disclosures to provide a more robust accounting analysis with regard to the determination of the accounting acquirer as outlined in ASC 805-10-55-10 to ASC
         805-10-55-15. Ensure you disclose the indictors separately for VSee and iDoc and, based on that information, how you determined that VSee has been determined to be the accounting acquirer. In assessing the relative size of the entities, please address iDoc's recent acquisition of Encompass Medical Billing LLC. Please also revise your disclosures on page 126.
28. We note that, as disclosed on page 104 and elsewhere in the filing, a condition of
         Closing requires DHAC to have at least $5,000,001 of net tangible assets after giving effect to the transactions contemplated by the Business Combination Agreement, including the PIPE Financing. As such, please provide the computations of pro forma net tangible assets under both the No Redemption and Maximum Redemption Scenarios.
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FirstName  LastNameScott   Wolf
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29. You indicate at the bottom of page 197 that DHAC and VSee and iDoc have not had any historical relationship prior to the Business Combination. We note however, as disclosed
         under the iDoc Overview section page 165 that iDoc   s core service
delivers neuro critical
         care through a proprietary technology platform and its exclusive modular software solution, VSee. Please explain if iDoc's VSee software solution was acquired from VSee and, if so, the nature of any continuing contractual relationships.
Note 1. Basis of Presentation, page 202

30. We see that you refer to pro forma financial statements for the three months ended March
         31, 2022. Please revise your discussion to accurately describe the pro forma periods presented.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
Note D, page 203

31. We have the following comments regarding your transaction cost adjustments:
             Separately disclose and discuss the transaction costs incurred or to be incurred by
            Vsee, iDoc and DHAC and their related accounting, including the determination of the $2.98 million reflected in Note B to your Unaudited Pro Forma Condensed
            Combined Statements of Operations;
             Address the need to reflect the $.4 million as a reduction of cash rather than included in accounts payable; and
             Disclose the material terms of the marketing agreement and address the related accounting and pro forma impact.
Note E, page 203

32. Please disclose the redemption features of the PIPE Shares, and based on those redemption features and the authoritative literature you relied on, address how you concluded that they should be classified as temporary equity rather than as a liability.
33. Please expand your disclosures to address the accounting for the warrants issued in connection with the PIPE shares and you basis for such accounting. Note F, page 203

34. Please separately present the adjustments related to the DHAC, Vsee and IDoc transactions. Ensure you individually address each material adjustment reflected in your pro forma balance sheet. Specifically:
             Address the recapitalization adjustments for DHAC;
             Disclose the fair value of the consideration transferred to the VSee and iDoc stockholders and how that consideration was determined;
             Address the (ii) 892,058 stock options to be issued to VSee employees and consultants which, pursuant to the Business Combination Agreement, decreases consideration issuable to holders of VSee common stock in an amount equal to
 Scott Wolf
Digital Health Acquisition Corp.
December 2, 2022
Page 9
              $8,920,580 and (ii) 450,000 stock options to be issued on the effective date to third parties who will become executive officers of or consultants to the Combined
              Company;
                Clarify the accounting underlying each option issuance;
                For the iDoc transaction, please provide all the disclosures required by ASC 805 including the determination of the consideration transferred and provide a qualitative description of the factors that make up the goodwill recognized consistent with ASC
              805-30-50-1a; and
                Expand the discussion of the iDoc transaction to provide sufficient detail regarding how you determined the fair value of the customer list, trade name and non-compete intangible assets. Also, disclose the useful life of each intangible asset and how you determined each respective useful life.

Note G, page 203

35. Please expand your disclosures to address how you calculated the $444,444 cash interest payment.
Note H, page 204

36.    We have the following comments on your Bridge Notes and Bridge Warrants:
           For transparency, please address the need to provide a pro forma balance sheet adjustment to reflect the issuance of the Bridge Notes and Bridge Warrants. In this regard, we note your disclosure on page 46 and elsewhere in the filing that, in connection with the execution of the Business Combination Agreement, DHAC,
          VSee and iDoc entered into a securities purchase agreement, pursuant to which
          DHAC, VSee and iDoc each issued and sold 10% original issue discount senior secured promissory notes due October 5, 2023 in the aggregate principal amount of
          $2,222,222 (the    Bridge Notes   ). The Bridge Notes will be assumed
by DHAC in
          connection with the closing of the Business Combination;
           You also indicate on page 46 that if the PIPE Financing closes in connection with the closing of the Business Combination, 110% of all unpaid principal under the Bridge
          Notes and guaranteed interest of 10% are due and payable at the closing of the PIPE
          Financing. We note you reflect an $8,000,000 adjustment to cash and a $8,000,000 adjustment to Redeemable Preferred Stock - PIPE to reflect the PIPE Financing.
          Please address the need to reflect the repayment of the Bridge Notes and guaranteed
FirstName LastNameScott    Wolf
          interest out of the PIPE proceeds; and
Comapany  NameDigital
           Please  discloseHealth
                           your Acquisition Corp.
                                accounting for the 30,000 shares of DHAC stock
issued to the
          Bridge
December 2, 2022 investor
                  Page 9 as well as your accounting for the Bridge Warrants. FirstName LastName
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
Comapany2,
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Adjustments to Unaudited Pro forma Condensed Combined Statements of Operations Note C, page 204

37. Please expand your disclosures to address the amortization of the trade name and non-
         compete intangible assets.
Note D, page 204

38. Please expand your disclosures to provide the detailed computations to arrive at the
         $749,244 interest expense for the year ended December 31, 2021. If this is an nonrecurring transaction, please clarify.
Directors and Executive Officers of the Combined Company After the Business Combination, page 244

39.      Please revise this section to clearly disclose each officer and
director   s business
         experience during the past five years, to the extent you have not done so. For example, we note Mr. Chen's biography is not specific. Refer to Item 401(e) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 248

40. We note that the beneficial ownership table on page 249 did not take into account the exercise of the public and private Warrants. Please disclose the sponsor and its affiliates'
         total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
Certain Relationships and Related Party Transactions, page 251

41. Revise this section to provide all disclosure required by Item 404(a) of Regulation S-K, including the name of the related person and the basis on which the person is a related person. Refer to Item 404(a)(1) of Regulation S-K.
IDoc Virtual Telehealth Solutions, Inc. Financial Statements
Note 2 Summary of Significant Accounting Policies
Revenue Recognition, page F-82

42. We note that the Company enters into service contracts with hospitals or hospital systems to provide telehealth physician services to acute patients of the hospitals or hospital systems. The Company also generates revenue by directly billing the insurance companies for care provided at hospitals or hospital systems. We also note that facilities use telemedicine equipment that can be provided and installed by the Company. Finally, we note from page 165 that your technology platform consists of four separate modules to provide complete support for clinical practice, billing, quality management, and organizational optimization. In order to better understand the nature of the products and services transferred in your arrangements, please separately disclose and discuss each of your revenue recognition policies as it relates to your material contracts and related
 Scott Wolf
FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
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         patient fees, telehealth fees and institutional fees revenue streams. For each material contract, please expand your disclosures to address the following:
             Identify the customer and the nature of the goods and services that you have promised to transfer. See ASC 606-10-50-12;
             Disclose the nature of the performance obligation(s) you have determined from your contracts with customers pursuant to ASC 606-10-25-14 and 606-10-25-19. For each performance obligation, highlight whether the Company has bundled any goods or services that are not considered distinct and whether a series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer have been identified. Please ensure your disclosures also address your accounting for any installed telemedicine equipment and nonrefundable payments including whether they result in any additional performance obligations being identified;
             Disclose how you determined the transaction price and the significant judgments made in estimating the transaction price as it relates to variable consideration in accordance with ASC 606-10-50-17 and 50-20. Please ensure you address the following:
                o More fully explain the nature of the adjustments provided to third-party payors and implicit price concessions provided to uninsured patients. In this regard, we note your disclosure that you enter into service contracts with hospitals or hospital systems and that under those contracts, the clients pay a fixed monthly, daily or rate per consult for telehealth physician and platform services. It is therefore unclear why your transaction price is impacted by adjustments provided to third-party payors and implicit price concessions to uninsured patients; and
                o Explain the nature of the service credits and service adjustments that are net in patient revenues; and
             Disclose when the performance obligations are satisfied in accordance with ASC
              606-10-50-18 through 50- 19. Please specifically identify and disclose how the company is recognizing revenue for each major revenue stream, the methods used to recognize any revenue being recognized over time and any judgments made involving any revenue being recognized at a point in time pursuant to the disclosure requirements in ASC 606-10-50-17 through ASC 606-10-50-20. For any revenue streams being recognized over time, specifically address how each measure of progress identified provides a faithful depiction of the transfer of goods or services to a customer. Please ensure your revised disclosures clearly describe when revenue is recognized for each of your major revenue streams. For example, we note your statement that "The Company commences revenue recognition when the Company satisfies its performance obligation to provide telehealth physician services and consultation as requested. It is not ultimately clear when such performance obligations are satisfied. Please clarify.
 Scott Wolf
Digital Health Acquisition Corp.
December 2, 2022
Page 12
General

43. With respect to Proposal 1, The Business Combination Proposal, we note the two mergers with two separate companies taking place as part of the business combination and the resulting holding company structure with two subsidiaries, one for each entity. First, revise the summary to provide a diagram of the structure of the transaction and the resulting organization. Second, please provide your analysis as to why you are not required to unbundle the vote for each merger into separate proposals. Refer to Rule 14a-
         4(a)(3) of Regulation 14A.
44. Proposals 2 appears to address the charter amendment as a whole, including the corporate name change, and Proposal 4 appears to address the individual advisory votes regarding specified charter amendments, but no specific vote. Please advise and revise to clarify. It appears you should unbundle those changes to your charter which are not specific to special purpose acquisition companies into separate proposals. Refer to Rule 14a-4(a)(3)
         of Regulation 14A as well as Question 201.01 of the Division   s
Exchange Act Rule 14a-
         4(a)(3) Compliance and Disclosure Interpretations.
45.    We note that with the DEFR14A filed October 14, 2022, you amended the proxy
       statement with respect to the October 20, 2022 special meeting of shareholders to remove the provision that "the Company will not proceed with the Charter Amendment if the redemption of public shares in connection to the Special Meeting would cause DHAC to have net tangible assets of less than $5,000,001." You stated this was the correction of an
       "error" in the proxy statement. First, provide us your analysis as to why this was not a fundamental change as contemplated in Exchange Act Rule 14a-3. We note, as noted
       throughout this filing, that the $5,000,001 threshold avoids the penny stock designation.
FirstName LastNameScott Wolf
       Refer to Exchange Act Rule 3a51-1(a)(2)(i)(A)(1). Tell us the net tangible asset valuation
Comapany
       afterNameDigital   Health
             the shareholder vote.Acquisition Corp. this affected your ability to continue to be
                                     Tell us whether
       listed
December    2, on thePage
               2022   Nasdaq
                          12 Stock Market.
FirstName LastName
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FirstName  LastNameScott   Wolf
Digital Health Acquisition Corp.
Comapany2,
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Abby Adams at 202-551-6902 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Thomas Poletti, Esq.